Exhibit 99.1
13 May 2009
To: Eligible employees – One-time, voluntary Stock Option Exchange Program
Stock Option Exchange period will open on 14 May 2009
As you know, Motorola stockholders recently voted YES to allow the company to offer eligible employees a one-time, voluntary Stock Option Exchange Program. It allows you to share in the rewards of Motorola’s future success by giving you an opportunity to voluntarily exchange your “underwater” options with replacement options that — over time — may have a greater potential to increase in value.
The Exchange Period — which is your window to decide if you wish to exchange eligible stock options — will begin tomorrow (14 May 2009). The Exchange Period will close at 3 pm (US Central) on Friday, 12 June.
Your decision to participate in the Stock Option Exchange Program is completely voluntary. Due to legal requirements, executives, managers and Human Resources staff cannot respond to your individual questions regarding this program. And because this is an offer to exchange securities, Motorola cannot advise you as to whether or not you should participate in the program, or what (if any) options you should exchange.
Tomorrow, you will receive a message from Co-CEOs Greg Brown and Sanjay Jha that will officially open the exchange period. The message will include a number of resources to assist you in making the decision you believe is best for you.
Within hours of receiving the Co-CEO message, you also will receive email messages from motorolaoptionexchange.com. It is a secure, externally hosted website that will include comprehensive information about your eligibility, questions and answers, modeling scenarios, exchange ratios and program provisions.
Our Co-CEOs, executive officers, members of the Motorola Senior Leadership Team and Board of Directors are not eligible to participate in the Stock Option Exchange Program. We are pleased to offer this one-time, voluntary Stock Option Exchange Program and excited about the possibility it creates for you to share in the rewards of Motorola’s future success.
Stay tuned for more details tomorrow from motorolaoptionexchange.com.
Best regards,

Greg Lee
Senior Vice President
Human Resources
The Company has not initiated the Option Exchange Program. To initiate the Option Exchange Program, the Company will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (“SEC”). Persons who may be eligible to participate in the Option Exchange Program should read the Tender Offer Statement and other related materials when they become available because they will contain important information about the Option Exchange Program. The Company will deliver the Option Exchange Program documents to all eligible employees free of charge when the Option Exchange Program commences, and the Company’s stockholders and option holders will be able to obtain these written materials and other documents filed by the Company with the SEC free of charge from the SEC’s website at www.sec.gov.